Exhibit 99.1
January 16, 2009
Corgi International Limited Announces return of Former Director and
Resignation of Two Directors
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today reported that Darren Epstein will return to the Board of Directors and current directors, Daniel Widdicombe and Timothy M. Steel, have resigned. The Board would like to recognize the valuable years of service that Mr. Widdicombe and Mr. Steel have provided to Corgi and welcome Mr. Epstein back to the Board. Charles C. McGettigan, the company’s current chairman stated: “Dan and Tim’s contribution to the company has been substantial. They have guided us through the most turbulent time in the history of the company and have helped position the company for stability in 2009. We appreciate their dedication and support for the company over these many years.”
About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise. The Company holds varying licenses for many of entertainment’s highest grossing franchises including Harry Potter, Star Trek, Nintendo, and The Beatles, amongst others. The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.
Contact:
For Corgi International Limited information:
Jack Lawrence
Chief Operating Officer and Chief Financial Officer
Phone: (925) 979-1500